EXHIBIT 99.2

ANNUAL & SPECIAL MEETING OF SHAREHOLDERS

OF

CRYPTOLOGIC LIMITED

TO BE HELD ON JUNE 17, 2008

NOTICE OF

ANNUAL & SPECIAL MEETING OF SHAREHOLDERS

AND MANAGEMENT INFORMATION CIRCULAR

May 14, 2008

CRYPTOLOGIC LIMITED

Alexandria House, The Sweepstakes

Ballsbridge, Dublin 4

Ireland

NOTICE OF ANNUAL & SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual & Special Meeting of Shareholders of CryptoLogic Limited (“CryptoLogic” or the “Company”) will be held at The Sutton Place Hotel, 955 Bay Street, Toronto, Ontario, Canada, on Tuesday, June 17, 2008 at 4:30 p.m., Eastern time, for the following purposes:

1.	To receive and consider the financial statements of the Company for the fiscal year ended December 31, 2007, together with the auditor’s report thereon.
2.	To adopt the 2008 Incentive Stock Option Plan as outlined in the Management Information Circular.
3.	To elect the directors of the Company.
4.	To appoint the auditors of the Company and authorize the directors to fix their remuneration.
5.	To transact such other business as may properly come before the meeting or any adjournment thereof.

Dated at Toronto, Ontario, Canada on May 14, 2008.

By the order of the Board of Directors
_______________________ Robert Stikeman Chairman of the Board

If you are not able to be present at the meeting, please exercise your right to vote by signing and returning the enclosed form of proxy, in the enclosed envelope to Equity Transfer & Trust Company, 400 - 200 University Avenue, Toronto, Ontario, Canada, M5H 4H1, prior to the close of the last business day prior to the Meeting, or, if the Meeting is adjourned, forty-eight hours (excluding Saturdays, Sundays and holidays) before any adjourned meeting, or to the Chairman of the Meeting on the day of the Meeting prior to the commencement thereof. If you are able to attend the Meeting, filing your proxy prior to the Meeting will not prevent you from voting at the Meeting.

MANAGEMENT INFORMATION CIRCULAR

(as at May 14, 2008, except as otherwise indicated)

TABLE OF CONTENTS

Notice of Annual & Special Meeting of Shareholders

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies	1
Appointment and Revocation of Proxies	1
Beneficial Shareholders	2
Non-Registered Shareholders	2
Voting of Proxies	4
Voting Securities and Principal Holders of Voting Securities	4
Financial Statements	5
Adoption of the 2008 Incentive Stock Option Plan	5
Election of Directors	8
Re-Appointment of Auditors	10
Corporate Governance	13
Compensation of Directors	19
Executive Compensation	19
Long Term Incentive Plan	20
Employee Share Purchase Plan	22
Stock Options Exercised and Held	22
Employment Contracts with Named Executive Officers	23
Composition of Remuneration Committee	23
Report on Executive Compensation	24
Securities Authorized for Issuance Under Equity Compensation Plans	25
Performance Graph	25
Directors’ and Officers’ Liability Insurance	26
Indebtedness of Directors and Senior Officers	26
Interests of Insiders in Material Transactions	26
Additional Information	26
Auditors, Registrars and Transfer Agents	27
Directors’ Approval	27

MANAGEMENT INFORMATION CIRCULAR

AND GENERAL PROXY INFORMATION FOR THE

2008 ANNUAL & SPECIAL MEETING OF SHAREHOLDERS

CRYPTOLOGIC LIMITED

THIS MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF CRYPTOLOGIC LIMITED (“CryptoLogic” or the “Company”), of proxies to be used atthe 2008 Annual & Special Meeting of Shareholders of CryptoLogic to be held on Tuesday, June 17, 2008, at The Sutton Place Hotel, 955 Bay Street, Toronto, Ontario, Canada, at 4:30 p.m. (Eastern time) and at all postponements or adjournments thereof, for the purposes set forth in the attached Notice of Annual & Special Meeting of Shareholders of CryptoLogic Limited.

Solicitation of Proxies

The solicitation of proxies by this circular is being made in respect of matters to be considered by shareholders of the Company by or on behalf of Management of the Company.

The solicitation of proxies for the CryptoLogic meeting will be made primarily by mail, but proxies may also be solicited personally or by telephone on behalf of the Company. The total cost in respect of the solicitation of proxies for the applicable meeting, including the legal, printing and other costs associated with the preparation of this Management Information Circular will be borne by the Company. The information contained herein is given as at May 14, 2008, except where otherwise noted.

Appointment and Revocation of Proxies

Together with this Management Information Circular, the shareholders of the Company will also be sent a form of proxy (“Form of Proxy”). The persons named in such proxy are directors and officers of the Company. A shareholder who wishes to appoint some other person to represent the proxy holder at the Meeting may do so by inserting such person's name in the blank space provided in the Form of Proxy. Such other person need not be a shareholder of the Company.

To be valid, proxies given by shareholders of the Company must be delivered to the offices of Equity Transfer & Trust Company, 400 - 200 University Avenue, Toronto, Ontario, Canada, M5H 4H1 or by fax at 416-361-0470, prior to the close of the last business day prior to the Meeting, or, if the Meeting is adjourned, forty-eight hours (excluding Saturdays, Sundays and holidays) before any adjourned meeting or be presented to the Chairman of the Meeting on the day of the Meeting prior to the commencement thereof.

Pursuant to The Companies (Guernsey) Laws 1994 to 1996, a shareholder who has given a proxy may revoke the proxy: (a) by completing and signing a proxy bearing a later date and depositing it as aforesaid containing a statement any previous proxy is revoked; (b) by depositing an instrument in writing executed by him or by his attorney authorized in writing containing a statement any previous proxy is revoked: (i) at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or (ii) with the Chairman of the Meeting prior to the commencement of such meeting on the day of such meeting or any adjournment thereof.

Non-Registered Beneficial Shareholders

The following information is of significant importance to many shareholders who do not hold ordinary shares (“Shares”) or CryptoLogic Exchange Corporation exchangeable shares (“CEC Shares”) in their own name. Beneficial shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of the Shares or CEC Shares).

If Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Shares will not be registered in the shareholder’s name on the records of the Company. Such Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada under the name CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from beneficial shareholders in advance of the shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

Holders of CEC Shares are entitled to vote at the meeting of CryptoLogic shareholders under a voting trust agreement appointing Equity Transfer & Trust Company as voting trustee, on the basis of 1 vote for each CEC Share held. Holders of CEC Shares must follow the same practices regarding proxies as holders of Shares.

Voting Procedures for Non-Registered Shareholders

Pursuant to the requirements of the Canadian Securities Administrators, under National Instrument 54-101, the Company has distributed copies of the Notice of Meeting, this Management Information Circular and the Form of Proxy to intermediaries for distribution to non-registered shareholders of the Company who have not waived their right to receive such materials. Non-registered shareholders may be forwarded a proxy already signed by the intermediary or a voting instruction form to allow them to direct the voting of the common shares they beneficially own. A voting instruction form (“VIF”) (which is not a proxy) is normally mailed to non-registered shareholders by their broker.

The VIF supplied to you by your broker will be similar to the Form of Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediaries on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services (“ADP”) in the United States and Canada. ADP mails a VIF in lieu of a Form of Proxy provided by the Company. The VIF will name the same persons as the Company’s Form of Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a beneficial shareholder of the Company), other than the persons designated in the voting instruction form, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed VIF must then be returned to ADP by mail, facsimile, by phone or over the internet, in accordance with ADP’s instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. If you receive a VIF from ADP, a broker or an intermediary, it is NOT a valid Form of Proxy and you cannot use it to vote Shares directly at the Meeting – the VIF must be completed and returned to ADP, in accordance with its instructions, well in advance of the Meeting in order to have the Shares voted. The Scrutineer of the Meeting cannot count the votes of a non-registered shareholder wishing to vote in person or by proxy at the Meeting unless such shareholder holds a valid Form of Proxy from the Intermediary. Such shareholders need to contact their broker or intermediary immediately and arrange delivery to them of a valid Form of Proxy.

Only registered shareholders, or the persons they appoint as their proxies, are permitted to vote at the Meeting.

Beneficial shareholders who have previously consented to receiving mailings directly from the Company and receive a proxy (Non-Objecting Beneficial Owners (“NOBOs”)) may also vote at the Meeting.

Copies of the Company’s Notice of Meeting, this Management Information Circular and the Form of Proxy are being sent to both registered and non-registered shareholders. If you are a non-registered shareholder, and the Company or its agent, Equity Transfer & Trust Company, has sent these materials directly to you, your name, address and information about your shareholdings, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.

If you have received the Form of Proxy, you may return it directly to Equity Transfer & Trust Company by regular mail in the return envelope provided or by fax at 416-361-0470.

Objecting Beneficial Owners (“OBOs”) and other beneficial holders receive a VIF from an intermediary. Detailed instructions of how to submit your vote will be on the VIF.

In either case, the purpose of this procedure is to permit non-registered holders to direct the voting of the shares they beneficially own. Should a non-registered holder who receives either a Form of Proxy or VIF wish to vote at the Meeting in person, the non-registered holder should strike out the persons named in the Form of Proxy or VIF and insert the non-registered holder’s name in the blank space provided. Non-registered holders should carefully follow the instructions of their intermediary including those regarding when and where the Form of Proxy or VIF is to be delivered.

Voting of Proxies

The Management representative designated in the Form of Proxy will vote, withhold from voting, or vote against the shares in respect of which he is appointed by proxy on any ballot that may be called for, in accordance with the instructions of the shareholder as indicated on the proxy.

The enclosed Form of Proxy confers discretionary authority upon the management’s representatives designated therein with respect to amendments to or variations of matters identified in the applicable Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Management Information Circular, Management is not aware of any such amendments, variations or other matters to come before the meeting.

Proxies received by Management will be voted at the Meeting, or any adjournment thereof as specified therein by the person giving the proxy. TO THE EXTENT NO CHOICE IS SPECIFIED, THE PROXY WILL BE VOTED FOR MANAGEMENT'S PROPOSALS. ALL PROXIES SUBMITTED, REGARDLESS OF HOW VOTED, WILL BE INCLUDED FOR PURPOSES OF DETERMINING WHETHER A QUORUM IS PRESENT FOR THE MEETING. The Board of Directors has approved Management’s proposals. A quorum is required in order for the Meeting to be properly constituted. One-quarter of the total outstanding ordinary shares of the Company must be present in person or represented by proxy at the Meeting in order to form a quorum.

Voting Securities and Principal Holders of Voting Securities

The Board of Directors has fixed May 9, 2008 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Shares voted at the Meeting. The authorized capital of the Company consists of an unlimited number of ordinary shares and 1 preferred share designated as the “Special Voting Share”. As of the date of this Management Information Circular, the issued and outstanding capital consists of 12,824,337 ordinary shares and 1 preferred share designated as the “Special Voting Share”. The Special Voting Share is entitled to that number of votes equal to the number of CEC Shares outstanding on the record date, other than the CEC Shares held by the Company or its affiliates. The Special Voting Share, which is held by Equity Transfer & Trust Company pursuant to a Voting Trust Agreement, allows the holders of CEC Shares to vote at a meeting of holders of the Company’s ordinary shares on the basis of 1 vote for each CEC Share held. At the date of this circular, there were 1,112,144 CEC Shares outstanding. Consequently, 13,936,481 votes may be cast at the meeting.

Holders of Shares are entitled to dividends as and when declared by the Board of Directors, and are entitled to notice of, and to one vote per Share at, any meeting of the shareholders of the Company.

Each holder of record of a Share of the Company at the close of business on May 9, 2008, will be entitled to one vote for each Share held, as applicable, on all matters proposed to come or that come before the Meeting. If a shareholder has transferred any ordinary shares after the record date, the transferee of such shares must establish ownership thereof and makes a written demand, not later than ten days before the date of the Meeting, to be included in the list of shareholders entitled to vote at the Meeting, in order to be entitled to vote such shares.

To the knowledge of the directors and officers of the Company, no person beneficially owns directly or indirectly, or controls or directs Shares carrying more than 10% of the votes attached to the issued and outstanding Shares.

Holders of CEC Shares

Under the Plan of Arrangement approved at a meeting of the shareholders on May 27, 2007, holders of CEC Shares are entitled to vote at the meeting of CryptoLogic shareholders pursuant to the Voting Trust Agreement and Special Voting Share. The CEC Shares will be entitled to 1 vote for each CEC Share held.

Financial Statements

The audited financial statements of the Company for the year ended December 31, 2007, and the Auditors’ Report thereon enclosed with this Management Information Circular will be placed before the shareholders at the Annual Meeting for their consideration.

Under National Instrument 54-101, adopted by the Canadian Securities Administrators, a person or Company that in the future wishes to receive interim financial statements from the Company must deliver a written request for such material to the Company, together with a signed statement that the person or Company is the owner of securities (other than debt instruments) of the Company. Shareholders who wish to receive interim financial statements are encouraged to send the enclosed notice to the Company or its Transfer Agent, Equity Transfer & Trust Company, in Toronto.

Votes Necessary to Pass Resolutions

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein except in the case of the adoption of the 2008 Incentive Stock Option Plan, which also requires a simple majority of those shareholders who are not otherwise eligible to receive a benefit under that plan. If there are more nominees for election of directors or appointment of Company’s auditor, than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled all such nominees will be declared elected or appointed by acclamation. A quorum for the meeting consists of the holders of not less than 25% of the outstanding shares either in person or by proxy.

Interest of Certain Persons or Companies in Matters to be Acted Upon

No director or executive officer of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment or the auditor and as may be set out herein.

OUTLINE OF MATTERS TO BE ACTED UPON

ADOPTION OF THE 2008 INCENTIVE STOCK OPTION PLAN

There are currently 13,936,481 Shares of the Company outstanding (which includes 1,112,144 CEC Shares that are convertible into Shares). As of the date of this Circular there are 1,492,687 shares reserved under CryptoLogic’s 2002 Incentive Stock Option Plan (the “2002 Plan”), of which 1,346,524 options are outstanding and 146,163 Shares are available to be issued under the 2002 Plan.

At the meeting, shareholders will be asked to approve resolutions establishing the 2008 Incentive Stock Option Plan (the “2008 Plan”) which replaces the 2002 Plan and assumes its obligations respecting outstanding options and increases the number of options that may be issued by 507,313.

The text of the resolutions are set forth in Appendices “A” and “B” to this circular (the “Resolutions”). The amendment will take effect upon shareholder approval.

2008 Incentive Stock Option Plan

The 2008 Plan provides the same features as the 2002 Plan, namely that options to purchase Shares of the Company may be awarded to employees, officers and directors of the Company and its subsidiaries, and others providing management or consulting services to the Company and its subsidiaries except for an increase in the number of options available for issuance as set out in the table below. The purpose of the 2008 Plan is to reward these individuals for their contributions toward the long term goals and success of the Company and to enable the Company to retain, attract and motivate experienced and skilled management, staff and consultants by providing them with the opportunity, through options to acquire Shares of the Company, to acquire a proprietary interest in the Company and to benefit from its growth.

The following is a table comparison of the 2002 and 2008 Plans:

2008 Option Plan Comparison
	2002 Plan	2008 Plan

Outstanding Options	1,346,524	1,346,524
Available Options	146,163	644,601
Reserve Remaining	1,492,687	2,000,000
Previously issued under plan	1,757,313	0
Original Plan reserve	3,250,000	2,000,000
Ratios to Outstanding Shares
Available Options	1.00%	4.62%
Original Plan reserve	23.31%	14.34%

The principal features of the 2008 Plan include:

(1)	Of the 146,163 options available to be issued under the 2002 Plan, 60,000 are eligible to be issued to non-Officer insiders. The 2008 Plan authorizes the grant of an additional 507,313 options.

(2)

Options have a term of five years or less and will be subject to earlier termination if the holder leaves the employ of the Company unless the Remuneration Committee otherwise decides. An option will only become exercisable after the following vesting periods:

(a)	one-third of the options granted to Directors will vest at the date of grant, one additional third one year thereafter, and the remaining third one year after that;

(b)

unless otherwise permitted by the Remuneration Committee, all other options granted will vest at a rate of one-quarter of the total amount granted per year, the first vesting date to follow one year after the date of grant. Vesting dates will follow annually on the anniversary date of the original grant, provided that in the event of a public takeover bid all options will immediately vest.

(3)	No one person may receive or hold options entitling the purchase of 5% or more the outstanding Shares of the Company.

(4)

The exercise price is fixed by the directors but is not less than the market value of the Shares at the date of the grant (the closing price on the day of the grant or the average between highest and lowest prices on such day).

(5)	Stock options are not assignable by the holder.

(6)	No financial assistance will be provided by the Company to option holders in connection with the exercise of stock options granted under the 2008 Plan.

(7)

Unless otherwise permitted by the Remuneration Committee, upon leaving the Company’s employ, there is a 30-day exercise period for those options deemed exercisable at the date of departure, or 6 months in the event of death, or 3 months in the event of dissolution of the Company.

(8)

The 2008 Plan is administered by the Board of Directors on the advice of the Remuneration Committee. The Chief Executive Officer will have authorization to grant options to persons who are neither Officers nor Directors in amounts of up to 5,000 options per person and report such grants to the Remuneration Committee.

(9)	Amendments to the 2008 Plan require the approval of the directors and those shareholders not otherwise eligible to receive a benefit under the plan.

Reason for Amendments

The Company competes for qualified people in the highly competitive software development and technology industry in the international labor markets, and in the competitive and highly specialized global Internet gaming industry. The Company’s business requires the ability to attract and retain high-quality and motivated personnel by using incentive stock options as part of employee compensation. Therefore, the Company is requesting an increase by 507,313 in the number of Shares issuable under the 2008 Plan in order to remain competitive in its marketplace. The last amendment to the 2002 Plan was made at the 2006 meeting of the shareholders of the predecessor corporation CryptoLogic Inc.

Proposed Resolutions

The resolutions will first authorize the adoption of the 2008 Plan and second categorize the new options into two classifications, each to be considered separately at the Meeting. Appendix “A” contains the resolution to adopt the 2008 Plan, and Appendix “B” allows a grant of a portion of the newly authorized options to non employee insiders of the Company.

Employee Options

These options may only be granted to all employees of the Company and exclude non-employee Directors of the Company.

Other Options – 100,000

These options may be granted to all persons eligible under the 2008 Plan, provided that no option grants result in option rights outstanding to non-employee Directors aggregating in excess of 1% of the number of Shares outstanding at the time.

ELECTION OF DIRECTORS

The number of directors has been set by ordinary resolution at seven. The following table sets out the names of the nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment, the period of time during which each has been a Director of the Company and the number of Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or director.

The persons named in the enclosed Form of Proxy intend to vote FOR the election of these proposed nominees for the ensuing year until the next annual meeting of shareholders.

Nominee Name, Age	Biography
Thomas Byrne, 58 Dublin, Ireland Shares: 2,000 Options: Nil

Mr. Byrne joined the Board on April 13, 2007. He is a member of the Audit, Remuneration and Nominating Committees.

Mr. Byrne is a non-executive director of the following public companies:

Oglesby & Butler PLC
                Eco Securities Group PLC
                SWIP II PLC

Mr. Byrne also advises early stage companies in Ireland and sits on the Irish Takeover Panel.

Chair:   Audit Committee

Attendance: Board: 10 of 10

                       Committees:                    Audit: 8 of 8
                                                                 Remuneration: 3 of 3
                                                                 Nominating: 2 of 2

Stephen H. Freedhoff, CA CFP, 72, Toronto, Ontario, Canada Shares: Nil Options: 13,333

Mr. Freedhoff joined the Board of CryptoLogic Inc. on May 1, 2003. He left the Board on June 1, 2007 and rejoined CryptoLogic Limited on February 27, 2008. He is a member of the Audit and Remuneration Committees.

Mr. Freedhoff has been a self-employed consultant since July 1999. Previously, he was a partner of a Canadian national accounting firm for 30 years. He is a director of the following publicly traded companies:

Iamgold Corporation
                IBI Income Fund
                CryptoLogic Exchange Corporation

Chair:   Remuneration Committee

Attendance: Board: 2 of 2

                       Committees:          Audit: 4 of 4
                                                       Remuneration: 2 of 2

David M. J. Gavagan, 57 Dublin, Ireland Shares: Nil Options: Nil

Mr. Gavagan is the co-founder and managing/senior partner of Hibernia Capital Partners, where he has been since 1996. Hibernia Capital Partners is a private equity fund manager.

Attendance: Not applicable

Brian Hadfield, 56 Burnham Beeches, England Shares: Nil Options: Nil

Mr. Hadfield joined the Board on May 30, 2007.

Mr. Hadfield was appointed President and Chief Executive Officer of the Company on February 27, 2008.

Attendance: Board: 9 of 9

                       Committees:                    Audit: 3 of 3
                                                                 Remuneration: 1 of 1
                                                                 Compliance: 1 of 1

Robert H. Stikeman, 62, Toronto, Ontario, Canada Shares: 5,000 (CEC) Options: 92,000

Mr. Stikeman joined the Board of CryptoLogic Inc. on May 30, 2002. Mr. Stikeman has also served as the Company’s Corporate Secretary since March, 1996. He is a member of the Corporate Governance & Compliance and Nominating Committees.

Mr. Stikeman is the Chairman of the Board and he is a partner of Stikeman Keeley Spiegel Pasternack LLP, a law firm he was instrumental in establishing over 20 years ago. Mr. Stikeman acts as outside counsel to the Company. He is also a director of the following publicly traded companies:

Pure Diamonds Exploration Inc.
                CryptoLogic Exchange Corporation

Chair:   Nominating and Governance Committees

Attendance: Board: 10 of 10

                       Committees:                    Nominating: 2 of 2
                                                                 Compliance: 1 of 1

Stephen B. Taylor, CA, 50 Dublin, Ireland Shares: 2,200 and 1,500 (CEC) Options: 102,500

Mr. Taylor joined the Board on June 1, 2007 and was appointed Chief Financial Officer on August 8, 2005.

Mr. Taylor is the Chief Financial Officer of the Company.

Attendance: Board: 8 of 9

                       Committees:  Not applicable

Wai Ming Yap, 46 Singapore Shares: Nil Options: Nil

Mr. Yap joined the Board on June 1, 2007.

Mr. Yap is a partner of Stamford Law Corporation in Singapore and specializes in commercial law and electronic entertainment and gaming commerce and sits on boards of international companies with activities in Southeast Asia. Mr. Yap is a director of the following publicly traded companies:

Genting International PLC
                Sino Construction Limited

Attendance: Board: 8 of 9

                       Committees:                    Nominating: 2 of 2
                                                                 Compliance: 1 of 1

Attendance at Board and Committee Meetings

Since the special shareholders’ meeting in 2007, the Board met 10 times (one of which was an organizational meeting of two directors), the Audit Committee met 8 times, the Remuneration Committee met 3 times, the Nominating Committee met 2 times and the Corporate Governance & Compliance Committee met once. The attendance data appearing with each director indicates the number of meetings attended followed by the number for which he was eligible to attend as a member. Although not members, other directors generally attend committee meetings as invited observers.

RE-APPOINTMENT OF AUDITORS

It is proposed that KPMG LLP, Chartered Accountants, Toronto, Ontario be re-appointed as the Company’s auditors and that the directors fix the auditor’s remuneration. KPMG LLP has served as auditor of the Company since 1998.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Audit Committee Charter

The Audit Committee has a charter. A copy of the Audit Committee charter is attached as Appendix “C” hereto.

Composition of the Audit Committee

The members of the Audit Committee at the end of the financial year ended December 31, 2007 were Thomas Byrne, Chairman and Brian Hadfield following the departure of Wai Ming Yap who became a related director on November 6, 2007. Effective February 27, 2008 Stephen Freedhoff replaced Brian Hadfield as a member of the Audit Committee. Thomas Byrne and Stephen Freedhoff are independent as that term is defined in applicable securities legislation. All members are considered to be financially literate and have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company.

Audit Committee Oversight

The Audit Committee has not made any recommendations to the Board to nominate or compensate any auditor other than KPMG LLP.

Pre-Approval Policies and Procedures for Non-Audit Services

The Audit Committee reviews the engagement of all non-audit services as required.

External Auditor Service Fees

The Audit Committee has reviewed the nature and amount of the non-audited services provided by KPMG LLP to the Corporation to ensure auditor independence. Fees incurred with KPMG LLP for audit and non-audit services in the last two fiscal years for audit fees are outlined in the following table:

Nature of Services (Thousands of US Dollars)	Fees Paid to Auditor Year Ended Dec. 31, 2007	Fees Paid to Auditor Year Ended Dec. 31, 2006
Audit Fees(1)	$1,174	$505
Audit-Related Fees(2)	Nil	$109
Tax Fees(3)	$1,818	$372
All Other Fees(4)	$53	$34
Total	$3,045	$1,020

Notes:

(1)         “Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)         “Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)         “Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)         “All Other Fees” include all other non-audit services.

Reliance on Certain Exemptions

The Company is relying upon the exemption in section 3.5 of MI 52-110 in respect of the composition of its Audit Committee and in respect of its reporting obligations under MI 52-110 for the year ended December 31, 2007. A member of this committee, Wai Ming Yap, ceased to be independent and resigned from the Audit Committee on November 6, 2007.

CEASE TRADE ORDERS AND BANKRUPTCY

Except as disclosed below, no director or executive officer of CryptoLogic is, as at the date of this circular, or was within 10 years before the date of this circular, a director, chief executive officer or chief financial officer of any company (including CryptoLogic), that:

(a)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Robert Stikeman

RTICA Corporation - This development corporation was and remains subject to a cease trade order issued in October 2005 by both the British Columbia Securities Commission and the Ontario Securities Commission for failing to file financial statements.

Canadian Spooner Resources Inc. - In November 2003, the company had a cease trade order issued by the Ontario and Alberta securities commissions for failing to file financial statements. In February 2005, the British Columbia Securities Commission issued a similar cease trade order. All such cease trade orders remain outstanding.

Canadian Spooner Industries Corporation - In May 2003, the Ontario Securities Commission and the British Columbia Securities Commission each issued cease trade orders for failure to file financial statements. In July 2003, the Alberta Securities Commission issued a similar cease trade order. All remain outstanding.

Except as disclosed below, no director or officer of CryptoLogic, and no shareholder holding a sufficient number of securities of CryptoLogic to affect materially the control of CryptoLogic:

(a)

is, as at the date of this circular, or has been within the 10 years before the date of this circular, a director or executive officer of any company (including CryptoLogic) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within 10 years before the date of this circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Robert Stikeman

The Pace Corporation - On May 1, 1998, this development company failed to restructure its existing debt and its assets were received by a secured creditor. The company subsequently ceased conducting its business. The Ontario Securities Commission issued a cease trade order on May 25, 1998, which remains outstanding.

No director or executive officer of CryptoLogic, and no shareholder holding a sufficient number of securities of CryptoLogic to affect materially the control of CryptoLogic has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

INFORMATION CONCERNING THE COMPANY

CORPORATE GOVERNANCE

Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) were adopted in each of the provinces and territories in Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on corporate governance practices (“Guidelines”), which are not prescriptive, but are encouraged in the formulation of corporate governance practices.

The Board believes that good corporate governance improves corporate performance and benefits all shareholders, and believes that its practices are closely aligned to the Guidelines. This section sets out the Company’s approach to corporate governance and provides the disclosure requested by Form NI 58-101F1.

1. Board of Directors

Directors are defined under NI 58-101 as independent if they have no direct or indirect material relationship with the Company. A “material relationship” is further defined in Multilateral Instrument 52-110 (“MI 52-110”) to include a relationship which could, in the view of the Company’s Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment. As well, MI 52-110 provides a list of circumstances that deem a director not to be independent if that person or his family receive any compensation directly or indirectly other than as acting as a director.

The independent members of the Board of Directors of the Company are Thomas Byrne and Stephen Freedhoff. The non-independent members of the Board of Directors are Brian Hadfield, President and Chief Executive Officer, Robert Stikeman, Chairman and Secretary and Stephen Taylor, Chief Financial Officer. Robert Stikeman, the non-executive Chairman of the Company, is a partner in a law firm that provides legal services to the Company. While the Board does not believe Mr. Stikeman’s relationship with the Company should be reasonably perceived to materially interfere with his ability to act in the best interests of the Company, he is not considered ‘independent’ due to the above fact. Mr. Stikeman is also not considered “independent” for the purposes of the NASDAQ Rule 4350(d)(2)(A). However, pursuant to the provisions of the NASDAQ Rule 4350(d)(2)(B), the Board has determined that membership on the Nominating Committee by Mr. Stikeman is required by the best interests of the Company and its shareholders, due to Mr. Stikeman’s knowledge of the Company and its operations. Brian Hadfield and Stephen Taylor are non-independent members of the Board as they are executive officers of the Company. Mr. Yap is also a partner in a firm that provides legal services to the Company. He is not independent under MI 52-110 but is independent under the NASDAQ Rule 4350(d) (2VB).

The Board facilitates its independent supervision over management by promoting frequent interaction, feedback and exchange of ideas. As well, Management provides the non-independent directors with periodic reports outlining the financial position and status of development projects.

The independent directors meet separately from Management between regular director meetings to permit independent discussion of issues facing the Company. In 2007, 2 such meetings were held independent of Management. Mr. Stikeman, a non-independent director was present at one of such meetings. Thomas Byrne, Chairman of the Audit Committee, provides leadership to the independent directors on such matters. The attendance record of each director for all Board meetings held since January 1, 2007 is contained in the above section titled “Election of Directors”.

All directors are encouraged to hold a minimum of 5,000 Shares of the Company.

2. Board Mandate

The following is the text of the Board’s written mandate to manage, or supervise the management of, the business and affairs of the Company. To discharge this obligation, the Directors assume responsibility in the following areas:

Corporate Disclosure

•	Monitoring continuous and timely disclosure, financial reporting and all related communications.
•	Receiving and reviewing the reports of the Audit Committee on financial disclosure.
•	Establishing a communications policy for the Company, namely, to establish controls and procedures for vetting the quality and accuracy of financial results.

Material Transactions

•	Review and approve material transactions not in the ordinary course of business and establish thresholds requiring prior board approval.

Risk Assessment

•	Identify the principal risks of the Company’s businesses and ensure that appropriate systems are in place to manage these risks.

Integrity

•	Ensure the integrity of the Company’s internal control and management information systems.
•	Ensure ethical behaviour and compliance with laws and regulations, audit and accounting principles, and the Company’s own governing documents.

Strategic Planning Process

•	Provide input to management on emerging trends and issues.
•	Review and approve management’s strategic plans.
•	Review and approve the Company’s financial objectives, plans and actions, including significant capital allocations and expenditures.
•	Take into account the opportunities and risks of the business.

Monitoring Tactical Progress

•	Monitor corporate performance against the strategic and business plans, including assessing operating results to evaluate whether the business is being properly managed.

Senior Level Staffing

•	Select, monitor and evaluate the performance of the Chief Executive Officer and other senior executives, and plan for Management succession.

Monitoring Directors’ Effectiveness

•

Assess its own effectiveness in fulfilling the above and Boards’ responsibilities, including monitoring the effectiveness of individual Directors, based on a review and recommendations of the Compliance and Governance Committee.

3.	Position Descriptions

The Board has developed a written mandate for the Board (see Board Mandate above), a position description for the Chief Executive Officer and outlined limits to his responsibilities. It has also adopted a statement of corporate objectives in consultation with the Chief Executive Officer.

The Board has developed a written mandate for the Chairman that consists of four principle components as follows:

a.	Providing Leadership to Enhance Directors Effectiveness

The Chairman is explicitly accountable for ensuring that the Directors carry out their responsibilities effectively. This involves:

•

ensuring that the responsibilities of the Directors are well understood by both the Directors and management, and that the boundaries between Directors and management responsibilities are clearly understood and respected; the Chairman needs to ensure that the Directors do their job and do not try to do management’s job;

•	ensuring that the Directors work as a cohesive team and providing the leadership essential to achieve this;

•	ensuring that the resources available to the Directors (in particular timely and relevant information) are adequate to support their work;

•	ensuring that a process is in place by which the effectiveness of the Board of Directors and their committees is assessed on a regular basis; and

•	ensuring that a process is in place by which the contribution of individual directors to the effectiveness of the Board and its committees is assessed on a regular basis.

b.	Managing the Board

The Chairman is responsible for:

•	adopting procedures to ensure that the Directors can conduct their work effectively and efficiently, including committee structure and composition, scheduling, and management of meetings;

•	ensuring that where functions are delegated to appropriate committees, the functions are carried out and results are reported to the Board. Examples of such functions could include:

•	assessing the performance of the CEO;

•	ensuring that appropriate human resource management practices (including succession planning, development and compensation plans) are in place for senior management;

•	ensuring that succession planning for the board is carried out;

•	ensuring an adequate orientation and training program for new board members;

•	at the conclusion of each Board of Directors’ meeting, the Chairman may chair a meeting of non-management Directors at which any concerns may be freely expressed; and

•	once potential board or management candidates are identified, approaching potential candidates(with or without the CEO) to explore their interest in joining the board.

c.	Acting as Liaison Between Directors and Management

The Chairman must work to ensure that relationships between the Directors and management are conducted in a professional and constructive manner. This involves working closely with the CEO to ensure that the conduct of board meetings provides adequate time for serious discussion of relevant issues and that the Company is building a healthy governance culture.

d.	Representing the Company to External Groups

Working with the CEO and the CFO, the Chairman could represent the Company to external groups such as shareholders and other stakeholders including local community groups and governments.

At present, the Company does not have a mandate for the Chairman of the Committees, just the Committees themselves.

4.	Orientation and Continuing Education

When new directors are appointed, they receive orientation, commensurate with their previous experience, on the Company’s business, technology and industry and on the responsibilities of directors, including provision of extensive written materials and individual reviews on the affairs of the Company.

Board meetings include presentations by the Company’s Management and employees to give the Directors additional insight into the Company’s business, and informal meetings are arranged to permit the Board the occasion for unstructured discussion of the Company’s position in the industry and strategic options it may consider.

The Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations, as necessary, by, among other things, engaging consultants that are independent of the Company, to advise on matters pertaining to corporate finance, technology and executive compensation. In addition, the Board is advised regularly by its outside Canadian, US and UK counsel on matters pertaining to compliance with applicable laws, as well as its outside auditors on matters pertaining to, among other things, financial controls.

5.	Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual directors’ participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of Management and in the best interests of the Company.

The Company has adopted a written Code of Business Conduct and Ethics (“Code”) respecting ethical business conduct. A copy of the Code is available without charge upon request by contacting CryptoLogic’s investor relations department by mail at our head office, 55 St. Clair Avenue West, 3rd Floor, Toronto, Ontario, Canada, M4V 2Y7, by telephone: 416-545-1455, by email at investor.relations@cryptologic.com, and also posted on the Company’s web site at www.cryptologic.com.

The Board monitors compliance by making enquiries and receiving reports from the Chief Executive Officer and the Chairman of any event reported to them under the policy, and copies of any reports involving departure from the Code are copied to the Audit Committee.

No material change report filed by the Company has pertained to any departure from the Code.

In considering transactions and agreements in respect of which a director or senior officer has an interest, a disclosure of that interest is tabled in writing and the interested party is absented from the discussion of the matter in question.

The Code is reviewed periodically by the directors and amendments have occurred on two occasions in the past.

In order to promote a culture of ethical business conduct, the Board has directed Management to disseminate the Code to employees of the Company and to set expectations regarding compliance as a condition of continuing employment.

6.	Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience and assure a majority of directors are independent.

The Board has a Nominating Committee consisting of three members, two of which are independent. The Directors review the skills of the prospective directors and identify any deficiencies and direct interviewing of suitable candidates. In order to encourage an independent nominating process, once a candidate is identified, such candidate meets with directors individually and as a group to discuss the Company’s business and regulatory activities. The Directors then receive a recommendation from the Nominating Committee on any candidate, who must be approved by the Board as a whole.

7.	Compensation

The Board has a Remuneration Committee composed entirely of independent directors. The Remuneration Committee has a charter that mandates it to recommend human resource and compensation policies. It is also mandated to review the performance of the Chief Executive Officer and set the salary, bonus and other benefits of the Chairman and Chief Executive Officer.

8.	Other Board Committees

In addition to the Audit, Remuneration and Nominating Committees, the Board has a Corporate Governance and Compliance Committee that reviews the Company’s corporate governance (committees, mandates and composition) and reviews them annually to ensure (i) adherence to best practices based on evolving industry standards; and (ii) to ensure legal compliance with all applicable statutes and regulations pertaining to, among other things, financial reporting, internal controls, disclosure of a non-financial nature, as well as the evolution of fiduciary standards, both prescribed by statute, regulation and as it evolves in common law.

The Corporate Governance and Compliance Committee also reviews the Company’s compliance practice relating to the license and certification of its subsidiary gaming software to the Internet gaming industry overseas, reviewing all probity reports requested respecting its subsidiaries’ licensees, and assessing global legislative developments as they may affect the Company’s business around the world.

9.	Assessments

The Directors and its committees are regularly assessed as a group and individually in meetings and among individual directors and the Chairman, as situations require.

Compensation of Directors

The Board of Directors retained outside consultants to advise on non-executive director compensation in comparison to other public companies in Europe of comparable size. The Company paid the Chairman of the Board a fee at an annual rate of £80,000 from June 1 to December 31, 2007 or £46,666 for that portion of the year. For other non-employee Directors, a fee was paid based on an annual rate of £35,000 from June 1 to December 31, 2007 or £20,417 for that portion of the year. In addition, a fee of £5,000 was paid to each committee chairman.

In addition, the Directors are eligible to receive stock options under the Company’s stock option plan. No grants of options have been made since June 1, 2007 by the Board to any non-executive directors.

Executive Compensation

The following table presents all compensation paid in respect of each “Named Executive Officer” for each of the Company’s three most recently completed financial years, namely the Chief Executive Officer, the Chief Financial Officer, and each of the 3 most highly compensated executive officers, at December 31, 2007 whose total salary and bonus exceeds CDN$150,000.

SUMMARY COMPENSATION TABLE

(in Canadian Dollars)

		Annual Compensation			Long Term Compensation Awards			All Other Compen-sation (Cdn$)
Name and Principal Position	Year	Salary (Cdn$)	Bonus (Cdn$)	Other Annual Compen-sation (Cdn$)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units (Cdn$)	LTIP Pay-outs (Cdn$)
Lewis Rose (1) President and CEO	2007 2006 2005	134,245 475,000 400,000	360,600 542,400 542,400	27,750 15,000 15,000	Nil Nil Nil	Nil Nil Nil	339,960 324,960 Nil	999,400 225,000 Nil
Javaid Aziz (2) President and CEO	2007	491,622	675,000	70,218	525,000	Nil	Nil	Nil
Stephen Taylor(3) CFO	2007 2006 2005	326,640 247,200 92,308	158,033 109,638 70,000	97,353 63,490 Nil	30,000 27,500 60,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Michael Starzynski (4) CTO	2007 2006 2005	246,480 246,480 236,866	Nil 108,480 120,033	5,500 6,000 6,000	30,000 17,500 Nil	Nil Nil Nil	23,530 96,075 Nil	Nil Nil Nil
Andrew Goetsch (5) Vice President, Poker Software Development	2007 2006 2005	254,415 315,000 243,538	Nil 112,764 112,752	145,300 39,550 43,767	4,000 17,500 20,000	Nil Nil 47,999	Nil 96,075 Nil	Nil Nil Nil
Justin Thouin Vice President, Product Management and Business Development	2007 2006 2005	239,808 235,000 175,000	Nil 54,836 36,000	Nil Nil Nil	29,000 25,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1)

Lewis Rose was appointed Interim President and CEO of the Company on July 15, 2002 and appointed President and CEO on March 7, 2003. Mr. Rose’s employment with the Company terminated on March 30, 2007.

(2)	Javaid Aziz was appointed Chief Executive Officer on April 1, 2007.
(3)	Stephen Taylor was appointed Chief Financial Officer of the Company on August 8, 2005.
(4)	Michael Starzynski was appointed Chief Technology Officer on March 17, 2003.
(5)

Andrew Goetsch was appointed Vice President, Poker Software Development on December 20, 2004. Mr. Goetsch was given 2,000 Common Shares of the Company upon commencement of his employment with the Company. These shares were restricted from freely trading for a period of one year. He departed the Company September 14, 2007.

LONG TERM INCENTIVE PLAN

The CryptoLogic Long Term Incentive Plan (“LTIP”) was adopted by the Board of Directors with effect as of January 1, 2005. The Plan is intended to enhance the Company’s ability to attract and retain high quality individuals to serve as officers and executives of the Company and to align the interests of officers and executives with those of shareholders. The Plan provides performance-based incentives, payable in cash, common shares and or combination of each, with any payments in common shares made through acquisitions of those shares by the Company in the secondary market. Therefore, the Plan is not dilutive to shareholders’ interests.

The LTIP was prepared with input from an internationally recognized consulting firm specializing in executive compensation. CryptoLogic, like many public companies, has elected to compensate through the granting of “units” under the LTIP, known as “Performance Share Units” or “PSUs”.

The LTIP has been designed to reward participants for growth in earnings per share and share price through overlapping three-year performance periods. Depending on actual performance achieved against pre-set EPS targets, payouts may range from 0 – 150% of the initial target award times share price at the end of the performance period.

The LTIP payout will be based upon the product of three factors: 1) The number of PSUs awarded; 2) the share price at the end of the performance cycle; and 3) a “performance modifier” that is based upon cumulative earnings per share. If cumulative targeted earnings per share are not satisfied, no payouts are made. The minimum level of performance that must be achieved to receive a payout is a 3 year cumulative growth in earnings per share of 10% per year, from the year of the grant. For the 2005 grants, if the Company achieves anything less than 10% cumulative annual growth over the first 2 years, then the payouts are nil.

The Company LTIP has the following principal features:

(1)

The LTIP provides for the granting of Performance Share Units (“PSU’s”) on a discretionary basis to reward participants for growth in the Company’s earnings per share and share price with vesting over a 3 year performance period. In the inaugural year, 50% of the initial grant of PSU’s vest in year 2, and the remaining 50% in year 3. Thereafter, subsequent grants vest 100% in year 3. Vesting can accelerate under certain circumstances, such as a change of control of the Company as defined in the Plan, or a Participant’s death.

(2)

The Chief Executive Officer, President, Vice President, Director or Director-level executive, any other officer of the Company and certain consultants are eligible to participate, on a discretionary basis. Non-employee members of the Board of Directors are not eligible as participants under the Plan. Generally, PSUs granted under the Plan are not transferable.

(3)

PSU grants and the financial and performance objectives required for PSUs to vest are reviewed and approved by the Remuneration Committee and are generally set to achieve a total and aggregate compensation between the 50th and 75th percentile of comparable companies.

The Plan is administered by the Remuneration Committee of the Board of Directors, the expenses of such administration being borne by the Company. The Board of Directors, in its sole discretion, may amend or terminate the Plan at any time.

As at the date of this Circular, an aggregate of 124,500 PSUs were outstanding under the Plan.

LTIP(1) Awards Made During the Most Recently Completed Financial Year

Ended December 31, 2007 to Named Executive Officers

			Estimated Future Payouts Under Non-
			Securities-Price-Based Plans(1)
Name	Securities, Units or Other Rights (#)	Performance or Other Period Until Maturation or Payout (Years)	Threshold (Cdn$)	Target (Cdn$)	Maximum (Cdn$)
Javaid Aziz	Nil	0	Nil	Nil	Nil
Stephen Taylor
LTIP Plan	10,000	3	180,200	216,400	324,600
Retention Plan	30,000	2	384,000	384,000	384,000
Michael Starzynski		3
LTIP Plan	10,000		180,200	216,400	324,600
Retention Plan	10,208		183,900	183,900	183,900
Justin Thouin	5,000	3	90,100	108,250	162,300
Andrew Goetsch	10,000	3	180,200	216,400	324,600

Notes:

(1)

CryptoLogic’s LTIP was adopted by the Board of Directors with effect on January 1, 2005, and provides for Performance Share Units (PSU’s) to reward participants for growth in earnings per share multiplied by the share price with vesting generally over a 3 year performance period. For the LTIP cycle granted during 2007, the awards vest on December 31, 2010. Depending on actual performance achieved against pre-set EPS targets, payouts may range from 0-150% of the initial target award multiplied by the share price at the end of the performance cycle. During the year, CryptoLogic also granted another cycle aimed at retaining key employees with a fixed settlement amount depending on continued service.

(2)	If CryptoLogic achieves cumulative earnings per share growth of less than 5% during the performance cycle, no amount will be payable under the LTIP.

(2)

Calculation of estimated future payouts assumed Cdn$18.02 being the weighted average share price of the five trading days prior to the year ended December 31, 2007 in accordance with the LTIP. The target threshold uses the closing share price at the Record Date of May 9, 2008 of Cdn$21.64. The calculation of the estimated future payouts of the retention plan assumes the fixed amount.

Options/SAR Grants During The Most Recently Completed Financial Year

Ended December 31, 2007 to Named Executive Officers

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise Price (Cdn$/Security)	Market Value of Securities Underlying Options on the Date of Grant (Cdn$/Security)	Expiration Date
Javaid Aziz	500,000 25,000	59%	28.66 18.56	28.66 18.56	Apr. 2, 2012 Nov. 13,2012
Stephen Taylor	5,000 25,000	3%	29.68 18.56	$29.68 18.56	Jan. 29,2012 Nov. 13,2012
Michael Starzynski	5,000 25,000	3%	29.68 18.56	29.68 18.56	Jan. 29,2012 Nov. 13,2012
Andrew Goetsch	4,000	3%	29.68	29.68	Jan 29 2012
Justin Thouin	4,000 25,000	3%	29.68 18.56	29.68 18.56	Jan. 29,2012 Nov. 13,2012

EMPLOYEE SHARE PURCHASE PLAN

In 2005, the Company established an Employee Share Purchase Plan (“SPP”) to provide employees with an opportunity to purchase common shares of the Company, further participants’ alignment with the interests of shareholders and allow them to participate in the growth of the Company.

The SPP has the following principal features:

1)	Participation is limited to eligible employees and independent consultants of the Company and its subsidiaries.

2)

There are Four Offering Periods per year (once a quarter), as determined by the Board of Directors. Shares will be purchased, through an agent, at market value on the open market of the Toronto Stock Exchange.

3)

Employees may elect to purchase shares through a cash transaction at the beginning of the Offering Period, or through payroll deductions over a 12 month period. Employees can contribute up to 10% of their salary (excluding bonuses). The Company will match 50% of the Employee’s contribution, subject to a Cdn$2,500 annual limit. Shares purchased with Company match funds will have a 12 month hold (from the date of purchase).

STOCK OPTIONS EXERCISED AND HELD

The following information concerns each exercise of options during the most recently completed financial year ended December 31, 2007 by the Company’s Named Executive Officers, and the financial year end value of unexercised options held, on an aggregate basis.

Aggregated Option Exercises During the Most Recently Completed Financial Year

and Financial Year-End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (Cdn$)	Options at Year End (#)		Value of in the Money Options at Year End(1) (Cdn$)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Javaid Aziz	Nil	Nil	133,333	391,667	Nil	Nil
Stephen Taylor	15,000	360,750	8,333	21,667	Nil	Nil
Michael Starzynski	21,250	187,825	Nil	30,000	Nil	Nil
Justin Thouin	Nil	Nil	Nil	29,000	Nil	Nil

(1) Based on the closing price of the ordinary shares on the Toronto Stock Exchange on December 31, 2007 of Cdn$16.94

Employment Contracts with Named Executive Officers

The following summarizes the material terms of the employment contracts into which the Company has entered with the Named Executive Officers.

All of the Named Executive Officers have entered into employment contracts with the Company that provide for an annual base salary and certain other compensation. The employment contracts further provide that the Named Executive Officers are eligible for participation in bonuses, subject to recommendations reviewed by the Remuneration Committee and reviewed and approved by the Board of Directors.

Javaid Aziz, the President and Chief Executive Officer of the Company entered into an employment agreement with the Company dated March 30, 2007, to become President and Chief Executive Officer for an indefinite term, with an entitlement to twelve months’ notice upon termination without cause, and twenty-four months’ notice in the event of a change of control of the Company.

Stephen Taylor, the Chief Financial Officer of the Company entered into an employment agreement with the Company dated July 8, 2005, for an indefinite term with an entitlement to nine months’ notice upon termination without cause and twelve months in the event of a change of control of the Company.

Michael Starzynski, the Chief Technology Officer of the Company entered into an employment agreement with the Company dated March 6, 2003, for an indefinite term with an entitlement to nine months’ notice upon termination without cause and twelve months in the event of a change of control of the Company.

Andrew Goetsch the Vice President, Poker Software Development of the Company entered into an employment agreement with the Company dated November 23, 2004, for an indefinite term with an entitlement to seven months’ notice upon termination without cause. He departed In September 2007.

COMPOSITION OF REMUNERATION COMMITTEE

The Remuneration Committee is currently comprised of two members, both of whom are unrelated directors. The members of the Remuneration Committee are Stephen Freedhoff (Chairman of the Committee) and Thomas Byrne. Neither of these Directors had a prior affiliation with the Company as an officer or director. The duties of the Remuneration Committee are described below as follows:

•	To recommend human resource and compensation policies;
•	To administer human resources and compensation policies on approval by the Director;

•	To assure programs exist to attract management and provide orderly succession;
•	To develop a position description and set the salary, bonus and benefit of the Chief Executive Officer; and
•	To review director compensation.

REPORT ON EXECUTIVE COMPENSATION

Principles of Executive Compensation

Compensation of the executive officers of the Company, including the “Named Executive Officers” (determined for the Company in accordance with applicable securities legislation), is overseen by the Remuneration Committee. The approach adopted by the Remuneration Committee is to focus on a number of key objectives and to align the achievement of such objectives with competitive remuneration that attracts and permits the Company to retain executives critical to the Company’s short and long term performance and success. The Remuneration Committee must take into account several factors, including individual and corporate performance as well as Management’s ability to deliver shareholder value under a business model that demands and is dedicated to the most rigorous standards of responsible governance and regulatory compliance.

Executive compensation is set by the Remuneration Committee based upon pre-determined corporate and individual performance objectives, which are set at the beginning of each fiscal year and are based on the budget as fixed by the Directors. Strong compensation incentives are set to foster excellence in and the attainment of performance objectives that are rigorous and demanding, yet reward superior corporate and individual performance.

In developing a total compensation structure for executive officers, the Committee benchmarks the pay of comparable positions in leading publicly traded software companies with the assistance of professional compensation advisors. The Company’s business is complex and the Committee is of the view that the compensation for executive officers must be reviewed annually and measured in accordance with the Company’s financial performance, achievement of corporate objectives, and delivery of returns to Shareholders.

The Company places greater emphasis on cash bonus amounts for the senior executives with a bonus amount of approximately 100% of one’s base salary being awarded to the CEO. The award is tied to the actual performance of the Company’s net earnings as compared to the Company’s budgeted earnings for the year as approved by the Board. The CEO’s initial bonus and option amounts were fixed during negotiations of his compensation at the point of his hiring and confirmation as President and CEO in March, 2007.

Stock options for Officers are also granted from the available pool each year and contain vesting provisions providing that options vest over a four-year period in equal portions and have a five year term.

The Company emphasizes cash as the principal form of compensation. In 2005, the Board of Directors adopted a long term incentive plan (“LTIP”) which provides for grants of Performance Share Units, which are payable in cash, Common Shares or a combination of each.

The performance component of compensation (bonus) is a mixture of personal performance of the executive and corporate performance which is determined by a quantitative comparison of the Company’s budget to the audited year-end results. The Chief Executive Officer’s performance is 100% corporate, the Chief Financial Officer and Chief Technology Officer have 75% of their bonus determined by corporate performance and the balance by personal references. Other levels of executives have 70%, 50% and 40% of bonus determined by corporate performance. Bonuses can be zero, less than, equal to or exceed base salary depending on the outcome of the budget and actual results comparison. If the year-end results are less than 80% of the budgeted earnings, there is no bonus granted. If earnings are as budgeted, the bonus amount is the full allotment, and if the earnings exceed budget by 15%, the bonus amount rises by that percentage in excess of budget, up to 150%. The earnings are calculated without reference to “unusual items.”

The Chief Executive Officer’s compensation is set by contract negotiated at the time of engagement and arises from an initial base salary of £350,000 plus an agreed first year bonus of £350,000, a signing bonus of £150,000 and 500,000 stock options having a 5 year term and an exercise price of CDN$28.66 per share.

Compensation of the Chief Executive Officer

The Remuneration Committee of the Board assesses the overall performance of the Chief Executive Officer (“CEO”) each year. The Committee considers this assessment in determining the CEO’s salary and recommending short and long term compensation awards for the CEO to the Board of Directors. The compensation for the CEO holding office on December 31, 2007 was determined by negotiation at the time of employment and involved the Remuneration Committee and external compensation consultants.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information as at December 31, 2007 with respect to ordinary shares authorized for issuance under the Company’s Stock Option Plan. Descriptions of the Company’s stock options are incorporated by reference and detailed under Note 7 “Share Capital” and Note 8 “Stock Option Plan” of Company’s consolidated financial statements and notes thereto for fiscal December 31, 2007.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (Cdn$) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	1,391,525	$25.13	109,412 (1)
Total	1,391,525	$25.13	109,412 (1)

(1)The number of securities remaining available for future issuance relates to the Company’s stock option plan.

PERFORMANCE GRAPH

The following graph compares the yearly change in the Company’s total cumulative shareholder return since December 31, 2003 to December 31, 2007 for $100 invested in the Company’s common shares on such date with the total cumulative return of the S&P/TSX Composite Index:

The Company’s closing prices as at December 31 (in Canadian Dollars):

2003 = 15.48	2004 = 29.97	2005 = 22.81	2006 = 27.08	2007 = 16.94

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Company has purchased directors’ and officers’ liability insurance, no part of which is payable by the directors or officers of the Company. The aggregate premium of US$493,860 represents insurance coverage from July 1, 2007 to July 30, 2008 for any liabilities due to future acts limited to US$25,000,000 per policy year. There is a deductible provision of up to US$250,000 for certain claims for which any director or officer is indemnifiable.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the current directors or officers of the Company is indebted to CryptoLogic other than for routine indebtedness within the meaning of applicable law.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

No insider of the Company has any interest, direct or indirect, in any material transactions involving it during the fiscal year ended December 31, 2007.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. A comprehensive description of the Company and its business as well as a summary of the risk factors applicable to the Company are set out in the Company's latest Annual Information Form (“AIF”), together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the current AIF. The Company's annual consolidated financial statements, together with the accompanying report of the auditor, Management’s Discussion and Analysis for the year ended December 31, 2007, and any of the Company's interim consolidated financial statements and this Circular are available without charge to anyone, upon request by contacting CryptoLogic’s investor relations department by mail at our head office, Alexandra House, The Sweepstakes,

Ballsbridge, Dublin 4, Ireland, by telephone: +353 (0) 1 664 1683, or by email at investor.relations@cryptologic.com, and are also available on SEDAR.

AUDITORS, REGISTRARS AND TRANSFER AGENTS

KPMG LLP, chartered accountants, of Toronto, Ontario, Canada is the Company’s auditor.

Equity Transfer & Trust Company of Toronto, Ontario, Canada is the Company’s transfer agent and registrar in Canada.

Capita Registrars (Guernsey) Limited of St. Peter Port, Guernsey is the Company’s transfer agent and registrar in Guernsey.

Continental Stock Transfer & Trust Company of New York, New York, U.S.A. is the Company’s transfer agent and registrar in the U.S.A.

DIRECTORS' APPROVAL

The directors of the Company have approved the contents and sending of this Management Information Circular, and it has been sent to the Company’s directors, shareholders and auditors.

Dublin, Ireland

May 14, 2008

CRYPTOLOGIC LIMITED Robert Stikeman Chairman of the Board

APPENDIX “A”

RESOLUTION OF THE SHAREHOLDERS

OF CRYPTOLOGIC LIMITED

ADOPTION OF THE 2008 INCENTIVE STOCK OPTION PLAN

RESOLVED THAT

1.

The 2008 Incentive Stock Option Plan (“2008 Plan”) as described in the Management Information Circular for the 2008 meeting of shareholders be adopted to replace the 2002 Incentive Stock Option Plan (“2002 Plan”), and that all existing outstanding options issued under the 2002 Incentive Stock Option Plan be assumed under the 2008 Plan.

2.	That the additional shares issuable under the 2008 Plan over the amount issuable under the 2002 Plan as amended, be restricted to persons who are not non executive directors of the Company.

3.

The making of any revisions to the 2008 Plan as may be required by the Toronto Stock Exchange or by professional commentators on stock option plans in order to conform the Plan to versions of stock option plans then prevalent for public reporting issuers in Canada, as may be approved by any two of the Chairman of the Board, the Chief Executive Officer or the Chief Financial Officer, is hereby approved; and

4.

Any officer of the Company be and each of them is hereby authorized, for and on behalf of the Company, to execute and deliver such other documents and instruments and take such other actions as such Officer may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

This resolution requires a majority vote of the disinterested shareholders.

APPENDIX “B”

RESOLUTION OF THE SHAREHOLDERS

OF CRYPTOLOGIC LIMITED

ADOPTION OF THE 2008 INCENTIVE STOCK OPTION PLAN

RESOLVED THAT:

1.

The Company’s 2008 Incentive Stock Option Plan (“2008 Plan”) be amended to authorize the issuance of up to 100,000 Common Shares to persons who are eligible under the Plan including non executive Directors of the Company, provided that no option grants result in option rights outstanding to any non-employee Director aggregate in excess of 1% of the number of shares outstanding at the time.

.

2.

The making of any revisions to the Plan as may be required by the Toronto Stock Exchange or by professional commentators on stock option plans in order to conform the Plan to versions of stock option plans then prevalent for public reporting issuers in Canada, as may be approved by any two of the Chairman of the Board, the Chief Executive Officer, or the Chief Financial Officer, is hereby approved; and

3.

Any officer of the Company be and each of them is hereby authorized, for and on behalf of the Company, to execute and deliver such other documents and instruments and take such other actions as such Officer may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

This resolution requires a majority vote of the disinterested shareholders.

APPENDIX “C”

CRYPTOLOGIC LIMITED

(the “Company”)

AUDIT COMMITTEE

TERMS OF REFERENCE

1.	PURPOSE

1.1	The overall purpose of the Audit Committee (the “Committee”) of the Company is to

monitor the Company’s system of internal financial controls and procedures, to evaluate and report on the integrity of the financial statements of the Company, to enhance the independence of the Company’s external auditors and to oversee the financial reporting process of the Company.

2.	COMPOSITION, PROCEDURES AND ORGANIZATION

2.1       The Committee shall consist of at least three members of the board of directors of the Company (the “Board”), each of whom shall be, in the determination of the Board, “independent” as that term is defined by Multilateral Instrument 52-110, as amended from time to time, and the majority of whom shall be resident Canadians. The current definition of “independent” is as set out in the Appendix to these terms of reference.

2.2       Each member of the Committee shall be, in the determination of the Board, financially literate. For the purposes of these terms of reference, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

2.3       The Board, at its organizational meeting held in conjunction with each annual meeting of shareholders, shall appoint the members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee. Any member of the Committee ceasing to be a director shall cease to be a member of the Committee.

2.4       Unless the Board shall have appointed a chair of the Committee, the members of the Committee shall elect a chair from amongst their number. The chair shall be an “independent” director and shall not have a second, or casting, vote.

2.5       The Committee shall have access to such officers and employees of the Company and to the Company’s external auditors and its legal counsel, and to such information respecting the Company as it considers to be necessary or advisable in order to perform its duties.

2.6       Notice of every meeting shall be given to the external auditors, who shall, at the expense of the Company, be entitled to attend and to be heard thereat.

2.7	Meetings of the Committee shall be conducted as follows:

(a)	the Committee shall meet on a regular basis, at such times and at such locations as the chair of the Committee shall determine;

(b)	the external auditors or any member of the Committee may call a meeting of the Committee;

(c)

any director of the Company may request the chair of the Committee to call a meeting of the Committee and may attend such meeting to inform the Committee of a specific matter of concern to such director, and may participate in such meeting to the extent permitted by the chair of the Committee.

(d)	the external auditors and management employees shall, when required by the Committee, attend any meeting of the Committee; and

(e)	the Committee may require any attendee at a meeting who is not an “unrelated” director to excuse himself from any meeting.

2.8       The external auditors may communicate directly with the chair of the Committee and may meet separately with the Committee. The Committee, through its chair, may contact directly any employee in the Company as it deems necessary, and any employee may bring before the Committee through the chair any matter involving questionable, illegal or improper practices or transactions, with open access to the Committee through appropriate channels that ensure the employee’s confidentiality and job security, as appropriate.

2.9       Compensation to members of the Committee shall be limited to director’s fees, either in the form of cash or equity, and members shall not accept consulting, advisory or other compensatory fees from the Company (other than as members of the Board and Board committee members).

2.10     The Committee as a whole or any individual member of the Committee is authorized, at the Company’s expense, to retain independent counsel and other advisors as it determines necessary to carry out its duties.

3.	DUTIES

3.1	The overall duties of the Committee shall be to:

(a)	assist the Board in the discharge of its duties relating to the Company’s accounting policies and practices, reporting practices and internal controls;

(b)	establish and maintain a direct line of communication with the Company’s external auditors and assess their performance;

(c)	oversee the co-ordination of the activities of the external auditors;

(d)	ensure that the management of the Company has designed, implemented and is maintaining an effective system of internal controls;

(e)

monitor the credibility and objectivity of the Company’s financial reports and satisfy itself that adequate procedures are in place for the review of Company information extracted from the financial statements;

(f)	report regularly to the Board on the fulfillment of the Committee’s duties;

(g)	establish procedures for the receipt and retention of complaints received by the Company regarding accounting, audit, and control matters;

(h)	assist the Board in the discharge of its duties relating to risk assessment and risk management; and

(i)	review and approve the hiring policies regarding employees or former employees of the external auditor.

3.2	The duties of the Committee as they relate to the external auditors shall be to:

(a)

make recommendations for the appointment of external auditors, and in particular their qualifications and independence, and to recommend to the Board a firm of external auditors to be engaged to provide audit services;

(b)

review, where there is to be a change of external auditors, all issues related to the change, including the information to be included in the notice of change of auditor called for under National Instrument 51-102 (“NI 51-102”), and the planned steps for an orderly transition;

(c)	review all reportable events, including disagreements, unresolved issues and consultations, as defined in NI 51-102, on a routine basis, whether or not there is to be a change of external auditor;

(d)	review the engagement letters of the external auditors, both for audit and non-audit services and recommend to the Board their compensation;

(e)	review the performance, including the fee, scope and timing of the audit and other related services and any non-audit services provided by the external auditors;

(f)

review the nature of and fees for any non-audit services performed for the Company by the external auditors and with outside legal advice confirm that the nature and extent of such services does not contravene the requirements of applicable legislation that require the firm’s independence be maintained in carrying out the audit function; and

(g)	pre-approve all non-audit services to be provided to the Company or its affiliates by the external auditor.

3.3	The duties of the Committee as they relate to audits and financial reporting shall be to:

(a)	review the audit plan with the external auditor and management;

(b)

review with the external auditor and management any proposed changes in accounting policies, the presentation of the impact of significant risks and uncertainties, and key estimates and judgments of management that may in any such case be material to financial reporting;

(c)	review the contents of the audit report;

(d)	question the external auditor and management regarding significant financial reporting issues discussed during the fiscal period and the method of resolution;

(e)	review the scope and quality of the audit work performed;

(f)	review the adequacy of the Company’s financial and auditing personnel;

(g)

review the co-operation received by the external auditor from the Company’s personnel during the audit, any problems encountered by the external auditors and any restrictions on the external auditor’s work and resolve disagreements between management and the external auditor regarding financial reporting;

(h)	review the internal resources used;

(i)

review the evaluation of internal controls by the internal auditor (or persons performing the internal audit function) and the external auditors, together with management’s response to the recommendations, including subsequent follow-up of any identified weaknesses;

(j)

review the appointments of the Chief Financial Officer, internal auditor (or persons performing the internal audit function) and any key financial executives involved in the financial reporting process;

(k)

review and recommend to the Board, the Company’s annual audited financial statements and those of its subsidiaries in conjunction with the report of the external auditors thereon, and obtain an explanation from management of all significant variances between comparative reporting periods before release to the public;

(1)

review and recommend to the Board, the Company’s interim unaudited financial statements, MD&A and press release, and obtain an explanation from management of all significant variances between comparative reporting periods before release to the public;

(m)	establish a procedure for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters and employees’ confidential anonymous submission of concerns regarding accounting and auditing matters; and

(n)	review the terms of reference for an internal auditor or internal audit function.

3.4       The duties of the Committee as they relate to accounting and disclosure policies and practices shall be to:

(a)

review changes to accounting principles of the Canadian Institute of Chartered Accountants and their US and UK counterparts which would have a significant impact on the Company’s financial reporting as reported to the Committee by management and the external auditors;

(b)	review the appropriateness of the accounting policies used in the preparation of the Company’s financial statements and consider recommendations for any material change to such policies;

(c)	review the status of material contingent liabilities or accruals as reported to the Committee by management;

(d)	review the status of income tax returns and potentially significant tax problems as reported to the Committee by management;

(e)	review any errors or omissions in the current or prior year’s financial statements and establish guidelines for re-statement;

(f)

review and approve before their release all public disclosure documents containing audited or unaudited financial information, including all press releases, prospectuses, annual reports to shareholders, annual information forms and management’s discussion and analysis; and

(g)	oversee and review all financial information and earnings guidance provided to analysts and rating agencies.

3.5	The other duties of the Committee shall include:

(a)	reviewing any inquires, investigations or audits of a financial nature by governmental, regulatory or taxing authorities;

(b)	formulating clear hiring policies for employees or former employees of the Company’s external auditors;

(c)	reviewing annual operating and capital budgets;

(d)	reviewing the funding and administration of the Company’s compensation and pension plans;

(e)	reviewing and reporting to the Board on difficulties and problems with regulatory agencies which are likely to have a significant financial impact;

(f)	inquiring of management and the external auditors as to any activities that may be or may appear to be illegal or unethical;

(g)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters;

(h)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

(i)	the review and approval of the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company; and

(j)	any other questions or matters referred to it by the Board.

APPENDIX

“independent” as defined by Multilateral Instrument 52-110

1.         A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company.

2.         For the purposes of subsection (1), a material relationship means a relationship which could, in the view of the Company's board of directors, reasonably interfere with the exercise of a member's independent judgment.

3.         Despite subsection (2), the following individuals are considered to have a material relationship with an Company:

(a)	an individual who is, or has been, an employee or executive officer of the Company, unless the prescribed period has elapsed since the end of the service or employment;
(b)	an individual whose immediate family member is, or has been, an executive officer of the Company, unless the prescribed period has elapsed since the end of the service or employment;
(c)

an individual who is, or has been, an affiliated entity of, a partner of, or employed by, a current or former internal or external auditor of the Company, unless the prescribed period has elapsed since the person's relationship with the internal or external auditor, or the auditing relationship, has ended;

(d)

an individual whose immediate family member is, or has been, an affiliated entity of, a partner of, or employed in a professional capacity by, a current or former internal or external auditor of the Company, unless the prescribed period has elapsed since the person's relationship with the internal or external auditor, or the auditing relationship, has ended;

(e)

an individual who is, or has been, or whose immediate family member is or has been, an executive officer of an entity if any of the Company's current executive officers serve on the entity's remuneration committee, unless the prescribed period has elapsed since the end of the service or employment;

(f)	an individual who
(i)

has a relationship with the Company pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Company or any subsidiary entity of the Company, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or

(ii)

receives, or whose immediate family member receives, more than $75,000 per year in direct compensation from the Company, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee, unless the prescribed period has elapsed since he or she ceased to receive more than $75,000 per year in such compensation.

(g)	an individual who is an affiliated entity of the Company or any of its subsidiary entities.
4.	For the purposes of subsection (3), the prescribed period is the shorter of,
(a)	the period commencing on March 30, 2004 and ending immediately prior to the determination required by subsection (3); and
(b)	the three year period ending immediately prior to the determination required by subsection (3).

5.         For the purposes of clauses (3)(c) and (3)(d), a partner does not include a fixed income partner whose interest in the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with an internal or external auditor if the compensation is not contingent in any way on continued service.

6.         For the purposes of clause (3)(f), compensatory fees and direct compensation do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Company if the compensation is not contingent in any way on continued service.

7.         For the purposes of subclause 3(f)(i), the indirect acceptance by a person of any consulting, advisory or other compensatory fee includes acceptance of a fee by

(a)	a person's spouse, minor child or stepchild, or a child or stepchild who shares the person's home; or
(b)

an entity in which such person is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Company or any subsidiary entity of the Company.

8.         Despite subsection (3), a person will not be considered to have a material relationship with the Company solely because he or she

(a)	has previously acted as an interim chief executive officer of the Company, or
(b)	acts, or has previously acted, as a chair or vice-chair of the board of directors or any board committee, other than on a full-time basis.

Additional Independence Requirements

1.	Despite any determination made above, an individual who
(a)

accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the Company or any subsidiary entity of the Company, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or

(b)	is an affiliated entity of the Company or any of its subsidiary entities,

is considered to have a material relationship with the Company.

2.         For the purposes of subsection (1), the indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by

(a)	an individual's spouse, minor child or stepchild, or a child or stepchild who shares the individual's home; or
(b)

an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Company or any subsidiary entity of the Company.

3.         For the purposes of subsection (1), compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Company if the compensation is not contingent in any way on continued service.